Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2 July 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07024986

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Transaction in own shares
2. Transaction in own shares
3. Blocklisting Interim Review
4. Transaction in own shares
5. Transaction in own shares
6. Total voting rights

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

RECEIVED

2007 JUL 10 A 9:

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:29 12-Jun-07
Number	2494Y

Michael Page
INTERNATIONAL

RNS Number:2494Y
Michael Page International PLC
12 June 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 12th June 2007 315,000 ordinary shares at a price of 532.23 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 331,297,383 ordinary shares.

Michael Page International plc's capital consists of 331,297,383 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 331,297,383.

The above figure 331,297,383 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:15 13-Jun-07
Number	3283Y

RNS Number:3283Y
Michael Page International PLC
13 June 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 13th June 2007 620,000 ordinary shares at a price of 538.19 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 330,677,383 ordinary shares.

Michael Page International plc's capital consists of 330,677,383 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 330,677,383.

The above figure 330,677,383 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Blocklisting Interim Review
Released	09:11 15-Jun-07
Number	4272Y

RNS Number:4272Y
Michael Page International PLC
15 June 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 16th June 2007

1. Name of Company:

Michael Page International plc

2. Name of scheme

Michael Page International plc Executive Share Option Scheme

3. Period of return:

From 16th December 2006 To 15th June 2007

4. Balance under scheme from previous return:

13,709,719

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

5,370,800

7. Balance under scheme not yet issued/allotted at end of period

8,338,919

8. Number and class of securities originally listed and the date of admission

37,135,159 ordinary shares of 1p each - 19th December 2005.

9. Total number of securities in issue at the end of the period

330,684,038

Name of contact	Jeremy Tatham
Address of contact	Michael Page International plc, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey, KT15 2QW
Telephone number of contact	(01932) 264143
Signed by	Kelvin Stagg

Company secretary, for and on behalf of

Name of applicant	Michael Page International plc.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:03 18-Jun-07
Number	5736Y

Michael Page INTERNATIONAL

RNS Number:5736Y
Michael Page International PLC
18 June 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 18th June 2007 450,000 ordinary shares at a price of 558.33 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 330,236,299 ordinary shares.

Michael Page International plc's capital consists of 330,236,299 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 330,236,299.

The above figure 330,236,299 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:22 19-Jun-07
Number	6595Y

Michael Page INTERNATIONAL

RNS Number:6595Y
Michael Page International PLC
19 June 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 19th June 2007 430,000 ordinary shares at a price of 553.47 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 329,806,299 ordinary shares.

Michael Page International plc's capital consists of 329,806,299 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 329,806,299.

The above figure 329,806,299 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	09:37 29-Jun-07
Number	2926Z

RNS Number:2926Z
Michael Page International PLC
29 June 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 329,855,373 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 329,855,373.

The above figure of 329,855,373 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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